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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                    TIE/communications, Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            872464102
                         (CUSIP Number)

                   Charles Evans Gerber, Esq.
                     Neal Gerber & Eisenberg
                    Two North LaSalle Street
                     Chicago, Illinois 60602
                         (312) 269-8000
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        October 18, 1995
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following pages)
                             Page 1 of 3 pages
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1.   NAME OF REPORTING PERSON

          The Pritzker Family Philanthropic Fund

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [   ]

     (b)  [   ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

          N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Illinois

NUMBER              7.    SOLE VOTING POWER
OF                              -0-
SHARES
BENEFICIALLY        8.    SHARED VOTING POWER
OWNED BY                        -0-
EACH
REPORTING           9.    SOLE DISPOSITIVE POWER
PERSON                          -0-
WITH
                    10.   SHARED DISPOSITIVE POWER
                                -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [   ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          -0-

14.  TYPE OF REPORTING PERSON

          CO

                       Page 2 of 3 Pages
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         ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN
         ____________________________________________

Item 5.   Interest in Securities of the Issuer.
          ____________________________________

     On September 19, 1995, The Pritzker Family Philanthropic Fund, an Illinois not for profit corporation (the "Fund"), tendered all of its 1,197,788 shares of common stock of TIE/communications, Inc., a Delaware corporation ("TIE"), to TIE Acquisition Co., a Delaware corporation ("Acquisition"), pursuant to Acquisition's Offer to Purchase for Cash All Outstanding Shares of Common Stock of TIE, dated September 12, 1995. On October 18, 1995, Acquisition accepted for payment and paid for all shares of TIE common stock which had been tendered and not withdrawn, including all of the Fund's shares. Accordingly, the Fund ceased to own any shares of TIE common stock on said date.


                           SIGNATURE
                           _________

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 19, 1995

                                   THE PRITZKER FAMILY PHILANTHROPIC
                                     FUND, an Illinois not for profit
                                     corporation



                                   By:/s/Thomas J. Pritzker
                                      _________________________________
                                      Thomas J. Pritzker, President


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